Ruby Growth Corporation

c/o Nautilus Global Partners

700 Gemini, Suite 100, Houston, TX 77056

January 9, 2009

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Tia Jenkins

Re:

Ruby Growth Corporation

Form 10-K for Fiscal Year Ended

December 31, 2007

Filed April 21, 2008

File No. 000-52135

Dear Ms. Jenkins,

This is in reply to your letter of comment dated December 18, 2008 (the “Comment Letter”), regarding Ruby Growth Corporation’s (the “Company”) Form 10-K for the period ended December 31, 2007 (the “Form 10-K”).  In response to your comments, the Company is filing an amendment to its Form 10-K on Form 10-K/A (Amendment No. 1) (the “Form 10-K/A”) which revises the cover page and Item 9A(T).

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the Form 10-K/A.  We do not repeat your comments but will try to respond to your expressed concerns.

Form 10-K for the Period Ended December 31, 2007

Cover Page

Comment No. 1.  The Form 10-K has been revised to include the correct Commission File Number.  Please refer to the cover page to the Form 10-K/A.

United States Securities

  & Exchange Commission

January 9, 2009

Item 9A(T). Controls and Procedures

Managements Report on Internal Control over Financial Reporting, page 12.

Comment No. 2.  The Company has revised this section to include a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting in accordance with Item 308(T)(a)(2) of Regulation S-K. Please see page 1 of the Form 10-K/A.

Comment No. 3.  As a result of the failure to provide a statement identifying the framework used by management to evaluate its internal control over financial reporting, management has concluded that for the period ended December 31, 2007, the Company’s disclosure controls and procedures were not effective in ensuring that information required to be disclosed by the Company in the reports that it files under the Securities Exchange Act of 1934, as amended is reported in a timely manner.  The deficiency is related to managements’ failure to report all of the information required by Item 308T(a) and has been remedied through the filing of the Form 10-K/A.  The Form 10-K has been amended to include managements’ conclusions regarding disclosure controls and procedures for the period ended December 31, 2007.  Please see page 1 of the Form 10-K/A.

In connection with the filing of the Form 10-K/A, the Company acknowledges the following:

(a)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

(b)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities

  & Exchange Commission

January 9, 2009

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Ruby Growth Corporation

By:	/s/ Joe Rozelle
Joe Rozelle, Chief Financial Officer

cc (via Federal Express, w/encl.):

William J. Kearns

Brian Bhandari